UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sears Holdings Corporation

(Exact name of the registrant as specified in its charter)

Delaware	001-36693	20-1920798
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

3333 Beverly Road, Hoffman Estates, Illinois	60179
(Address of principal executive offices)	(Zip code)

Katherine Waity-Fontanetta	(847) 286-4567
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1. Conflict Minerals Disclosure

Items 1.01 and 1.02—Conflict Minerals Disclosure And Report

Sears Holdings Corporation (“Sears Holdings”) is a holding company that conducts operations through its subsidiaries, and is the parent company of Kmart Holding Corporation and Sears, Roebuck and Co. (collectively, the “Operating Companies”).

Conflict Minerals Disclosure

The Conflict Minerals Report of the Operating Companies (“Operating Companies CMR”) for the calendar year ending December 31, 2015 is filed herewith as Exhibit 1.01 and is available, together with the Operating Companies’ Conflict Minerals Policy, at: http://searsholdings.com/corporate-responsibility/conflict-minerals.

Information contained on, or accessible through, internet websites is not a part of this Report.

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – The Operating Companies’ Calendar Year 2015 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Sears Holdings Corporation

By:	/s/ Robert A. Riecker	Date: May 31, 2016
Vice President, Controller and Chief Accounting Officer

Exhibit Index

Exhibit 1.01 – The Operating Companies’ Calendar Year 2015 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.